FORM 4

                                                                OMB APPROVAL
 OMB Number                                                          3235-0287
 Expires:                                                       April 30, 1997
 Estimated average burden
 hours per response........................................................0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Check this box if no longer
     subject to Section 16.  Form 4
     or Form 5 obligations may

Filed pursuant to Section 16(a)of the Securities Exchange Act of 1934,
Section 17(a)of the Public Utility continue. See Instruction 1(b). Holding Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.Name and Address of              2.  Issuer Name and Ticker or Trading Symbol
  Reporting Person                            THE SHAW GROUP INC. (SGR)

  BERNHARD, JR.    J.       M.
(Last)         (First)   (Middle)

8545 UNITED PLAZA BOULEVARD
 (Street)
BATON ROUGE      LOUISIANA              70809
----------------------------------------------
(City)             (State)              (Zip)

3. IRS or Social Security          4.  Statement for Month/Year
    Number of Reporting                07/00
    Person (Voluntary)

5.  If Amendment, Date of Original
     (Month/Year)

6.  Relationship of Reporting Person to Issue
          (Month/Year)
     (Check all applicable)

     X     Director                    10% Owner
     X     Officer                      Other (specify below)
           (give title below)

                            PRESIDENT & CEO



 Table I -on-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1. Title    2.Trans- 3.Trans- 4.Securities    5.  Amount   6.Owner- 7. Nature of
   of         Date     action   Acquired (A)     of Secu-    ship       Indirect
  (Instr.3)  (Month/   Code     or Disposed      rities      Form:    Beneficial
               Day/   (Instr.   posed of         Benefi-     Direct   Ownership
              Year)    8)       of (D)           ficially    (D) or
                                                 Owned at    In-
                                                 End of      direct

                                     (A)
                                      or
                       Code V  Amount(D) Price    (Instr.3
                                                     and 4   (Instr.4) (Instr.4)
                       ---- -  ------ -- -------  ---------  --------- ---------





===============================================================================
Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.                                           (Over)
                             (Print or Type Responses)         SEC 1474 (8-92)



FORM 4 (continued)            Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)



1.  Title of         2. Conver-          3. Trans-          4.Trans-       5. Number of
    Deriv-             sion or               action           action          Derivative
    ative              Exercise              Date             Code            Securities
    Security           Price of              (Instr.8)        acquired (A)
    (Instr. 3)         Deriv-                (Month/          or Disposed
                       ative                 Day/Year)         of (D)
                       Security                               (Instr. 3,4
                                                                 and 5)








                                                              Code    V      (A)    (D)
------------------    -----------            ----------     ------------   ------------

Call Option              49.1946             7/27/00          J(1)                  1
(Obligation to Sell)

Put Opton                36.7429             7/27/00           P             1
(Right to Sell)



FORM 4 (continued)             Table II -- Derivative
                       Securities Acquired, Disposed of or
                     Beneficially Owned (e.g., puts, calls,
                         warrants, options, convertible
                                   securities)





6. Date Exercisable    7.Title and            8. Price     9.Number     10.Owner-    11. Na-
   and Expiration        Amount of                of         of Deriv-     ship         ture
   Date                  Underlying             Deriv-       ative         Form         of In-
                         Securities             ative        Secur-        of De-       direct
   (Month/Day/           (Instr. 3             Security      ities         rivative     Bene-
    Year)                 and 4)                             Bene-         Secu-        ficial
                                                (Instr.     ficially      rity:         Own-
   Date     Expira-                  Amount        5)        Owned         Direct       ership
   Exer-    tion       Title       or Number                 at End       (D) or
   cisable  Date                   of Shares                  of            Indi-      (Instr.4)
                                                              Month        rect (I)
                                                            (Instr.4)
                                               (Instr.4)
 ==================    =====================   ==========   ========      =======     ==========

7/27/01  7/27/01      Common Stock  500,000    400,000        1              D

7/27/01  7/27/01      Common Stock  500,000    4000,000       1              D








Explanation of Responses:

(1) The reporting person entered into a "zero cost collar" arrangement pursuant to which he wrote a covered cal option and purchase a put option. Only one of the options can be in the money on the expiration date, at which time the in-the-money option will be exercised (and settled for cash), and the other option will expire. If neither option is in-the-money on the expiration date both options will expire.



                    /s/ J.M. Bernhard, Jr.                            8/09/00
               ** Signature of Reporting Person                        Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.